EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

June 18, 2010

Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549

RE:       Evergreen Select Money Market Trust (the “Registrant”)

Post-Effective Amendment No. 35, File Nos. 333-37227 and 811-08405

Dear Ms. Stirling:

Please note the following responses to the comments you provided by telephone to the Registrant’s Registration Statement on Form N-1A (as identified above) filed on April 21, 2010 (accession number 0000907244-10-000469) pursuant to Rule 485(a) under the Securities Act of 1933, as amended:

Prospectus – General Comments

Comment: You noted that, in the “Fees and Expenses” section, the sentence which states that the shareholder pays no transaction fees to the Fund should be removed.

Response:            We have made the requested change.

Comment: You requested that the line item “12b-1 Fees” in the Annual Fund Operating Expenses table be changed, so that it reads “Distribution and/or Service (12b-1) Fees.”

Response: We have made the requested change.

Comment:   You requested that we remove the footnote to the “Annual Fund Operating Expenses” table which discloses a waiver in place as of the most recently completed fiscal year.

Response:            We have made the requested change.

Comment: In the “Fund Summary” section for each Fund, you requested that we include in the “Principal Investment Strategies” subsection a discussion of how each Fund selects securities for purchase and sale.

Response:            We have made the requested change for each Fund.

Comment: With respect to “Concentration Risk” in the “Principal Risk” section for Evergreen Institutional Money Market Fund, you asked us to consider identifying the particular industry or sector in which the Fund may concentrate.

Response:            We have revised the disclosure to read as follows: “Concentration Risk. If the Fund concentrates its investments in bank obligations, it may be more vulnerable to adverse conditions affecting banks and the value of the Fund's shares may be more volatile than a Fund that does not concentrate its investments.”

Comment: You requested that the language in the introductory paragraph to the “Performance” section, which discusses applicable sales charges, be removed since it does not apply to these money market funds.

Response:            We have made the requested change.

Comment: In the introduction to the Performance bar chart and table, you asked that we provide an explanation of how the information illustrates the variability of a Fund's returns (e.g., by stating that the information provides some indication of the risks of investing in a Fund by showing changes in the Fund's performance from year to year), as required by Item 4(b)(2)(i) of Form N-1A.

Response: We respectfully decline to make the requested change. Item 4(b)(2)(i) of Form N-1A requires the Fund to “[p]rovide a brief explanation of how the information illustrates the variability of the Fund’s returns (e.g., by stating that the information provides some indication of the risks of investing in a Fund by showing changes in a Fund’s performance from year to year . . .).” We feel that the disclosure as written meets the requirements of Item 4(b)(2)(i).

Comment: In the section of the prospectus entitled “Performance,” you asked that we provide disclosure required by Item 4(b)(2)(iv) of Form N-1A.

Response:   We respectfully decline to make the requested change.  Item 4(b)(2)(iii) provides that a money market fund does not need to disclose the fund’s average annual total return after taxes on distributions and average annual total return after taxes on distributions and redemption. We respectfully submit that, as a result, the disclosure required by Item 4(b)(2)(iv) is not applicable to money market funds.

Comment: In the Average Annual Total Returns table you asked that we confirm that the following footnote is required:

“Copyright 2010. BofA Merrill Lynch, Pierce, Fenner & Smith Incorporated. All rights reserved.”

Response:            We have confirmed that this footnote is required per a licensing agreement with BofA Merrill Lynch, Pierce, Fenner & Smith, Inc.

Comment: You requested that we delete the first sentence of the paragraph in the “Purchase and Sale of Fund Shares” section of the Administrative Class prospectus.

Response:            The requested change has been made.

Comment: In the “Financial Intermediary Compensation” section, you requested that we include disclosure that meets the requirements of Items 8 of Form N-1A.

Response:            Item 8 of Form N-1A states that a “Fund may modify the statement if the modified statement contains comparable information.” We feel that the disclosure contains comparable information to the disclosure required by Item 8 of Form N-1A.

Comments to Statement of Additional Information:

Comment: Please confirm that you have included all the information required by Item 17(a)(1) in the “Trustees and Officers” table.

Response:            We have confirmed that the information required by the Item is included.

Comment: In the “Qualification of Trustees” subsection of the “Trustees and Officers” section, you asked that we delete the following paragraph:

“References to the experience, qualifications, attributes and skills of Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out of the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.”

Response: We respectfully decline to make the requested change.

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around June 24, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian Montana

                                                                                    Brian Montana, Esq.